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SEC Mail Processing Section
FEB 29 2016
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3650 West Liberty Road
(No. and Street)

Ann Arbor	Michigan	48103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew C. Hans (734) 994-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy., Suite 800	Southfield	Michigan	48034-5538
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Andrew Christian Hans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

WENDY SHELER-ALLEN
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WASHTENAW
My Commission Expires July 28, 2021
Acting in the County of Washtenaw

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS


MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc.
Ann Arbor, Michigan

We have audited the accompanying statement of financial condition of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. (an S Corporation), as of December 31, 2015 and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of Northbridge Financial Services' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northbridge Financial Services as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Northbridge Financial Services' financial statements. The supplemental information is the responsibility of Northbridge Financial Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17C.F.R. ¶ 240.17a-5Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

Southfield, Michigan
February 24, 2016

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents - Note 1	$ 6,511
Marketable securities - Notes 1 and 2	6,986
Total assets	$ 13,497

SHAREHOLDER'S EQUITY

Shareholder's equity:	
Common stock, $1 stated value; authorized, 50,000 shares; issued and outstanding, 100 shares	$ 100
Additional paid-in capital	26,005
Retained earnings (deficit)	(12,608)
Total shareholder's equity	$ 13,497

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:	
Fees for administrative services - Note 4	$ 5,585
Dividend income	96
Total revenues	5,681
OPERATING EXPENSES:	
Professional service fees	4,235
Assessment fees	1,350
Other	105
Total expenses	5,690
OPERATING LOSS	(9)
OTHER INCOME:	
Unrealized loss - marketable securities - Note 2	(119)
NET LOSS	$ (128)

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
BALANCE (DEFICIT), AT JANUARY 1, 2014	100	$ 100	$ 26,005	$ (12,480)	$ 13,625
NET LOSS	___	___	_____	(128)	(128)
BALANCE AT, DECEMBER 31, 2015	100	$ 100	$ 26,005	$ (12,608)	$ 13,497

See notes to financial statements.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized loss - marketable securities	119
Change in sweep deposit account	(69)
Other	(59)
Net cash used in operating activities	(9)
DECREASE IN CASH AND CASH EQUIVALENTS	(9)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,520
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 6,511

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - Nature of Operations

Organization - Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company is a member of the National Association of Securities Dealers and monitored by Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts or holds customers securities.

NOTE 2 - Summary of Significant Accounting Policies

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expenses recognition - Revenues consisted generally of fees for administrative services recorded as they are earned. Expenses are recorded as they accrue.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

SIPC assessment accountants' report - Because the Company's revenues are less than $500,000, the supplemental accountants' report required by SEC Rule 17A-5(e)(4), relative to Securities Investor Protection Corporation assessments, is not required.

Income taxes - The Company and its shareholder has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for in the accompanying financial statements.

Cash and cash equivalents - The Company considers any investment with a maturity of three months or less at date of purchase to be cash or cash equivalent. At December 31, 2015, cash consists of cash in bank accounts.

Marketable securities and fair value measurements - Marketable securities are considered as trading securities and are carried at market value.

NOTE 2 - Summary of Significant Accounting Policies - (Continued)

The Company has established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Inputs are unobservable and significant to the fair value measurement, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

At December 31, 2015, the Company's marketable securities have all been determined as Level 1.

Events occurring after reporting date - The Company has evaluated events and transactions that occurred between December 31, 2015 and February 24, 2016, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - Marketable Securities

At December 31, 2015, marketable securities consist of the following:

	Number of Shares	Original Cost	Market Value
Covisint Corp.	28	$	$ 70
Intel Corp.	100	2,696	3,445
Sweep deposit account		3,471	3,471
Total		$ 6,167	$ 6,986

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3 % of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2015, the Company has permission to include cash and equities held at E*Trade Securities with a market value of $6,389 (net of haircut), as available for net capital purposes.

At December 31, 2015, the Company had net capital of $12,900, which was $7,900, in excess of the required capital of $5,000.

There are no material differences between the Computation of Net Capital as reported in the December 31, 2015 Focus Reports and the amount reported in the audited financial statements.

NOTE 5 - Transactions with Related Company

The Company has received fees of $5,585, for administrative services rendered to a related Company. The stockholder/owner of Northbridge also owns the related Company. The fees relate to reimbursements of some of Northbridge's expenses.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

DECEMBER 31, 2015

SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE 1, SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2015

Broker or Dealer: Northbridge Financial Services — as of December 31, 2015

1.	Total ownership equity from Statement of Financial Condition			$ 13,497	{3480}
3.	Total ownership equity qualified for Net Capital			13,497	{3500}
9.	Haircuts on securities (computed, where applicable, pursuant to 15c-3-1(f))				
	A. Contractual securities commitments		{3660}		
	B. Subordinated securities borrowings		{3670}		
	C. Trading and investment securities:				
	1. Exempted securities		{3735}		
	2. Debt securities		{3733}		
	3. Options		{3730}		
	4. Other securities	597	{3734}		
	D. Undue concentrations		{3650}		
	E. Other (list)		{3736}	597	{3740}
10.	Net Capital			$ 12,900	{3750}

Part A

11.	Minimum net capital required (6 2/3% of line 18)	$	{3756}
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiary computed in accordance with Note (A)	5,000	{3758}
13.	Net capital requirement (greater of line 11 or 12)	5,000	{3760}
14.	Excess net capital (line 10 less line 13)	7,900	{3770}
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	6,900	{3780}

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. Liabilities from Statement of Financial Condition	$ 0	{3790}
18.	Total aggregate indebtedness	$ 0	{3840}
19.	Percentage of aggregate indebtedness to net capital (line 18 / line 10)	0	{3850}
20.	Percentage of debt to debt-equity total computed in accordance with rule 15c3-1(d)	0	{3860}

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE 1, SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2015
(CONTINUED)

Broker or Dealer: Northbridge Financial Services   as of December 31, 2015

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF Rule 17a-5

Statement Pursuant to Rule 17a-5(d)(4) – A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits, if the alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

(D) There are no material differences between the amount reported herein and the Form X-17-A-5 Part IIA Filing.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE II, SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AS OF DECEMBER 31, 2015

Exemption from filing Compliance Report Required by SEC Rule 15c3-3

The Company is exempt from the compliance reporting requirement of SEC Rule 15c3-3 as it was in compliance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 at December 31, 2015, and operated in compliance without exception for the year then ended.



Signature

2-26-16
Date

Andrew Hans
Print Name

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE III, SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AS OF DECEMBER 31, 2015

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), and therefore no "Information for Possession or Control Requirements" under that rule has been provided.



CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc.

We have reviewed management's statements, included in the accompanying Northbridge Financial Services Exemption Report at December 31, 2015, in which (1) Northbridge Financial Services identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northbridge Financial Services claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemptive provisions") and (2) Northbridge Financial Services stated that Northbridge Financial Services met the identified exemption provisions throughout the most recent fiscal year without exception. Northbridge Financial Services' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northbridge Financial Services' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the express of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR Group, P.C.

Southfield, Michigan
February 24, 2016

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

EXEMPTION REPORT
December 31, 2015

Northbridge Financial Services, to the best knowledge and belief of Northbridge Financial Services is exempt from the provisions of Rule 15c3-3 because it meets the conditions set forth in paragraph (k) of Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(i), "Special Account for the Exclusive Benefit of customers" maintained. The Company met the exemption provision in paragraph (k) of Rule 15c3-3 through December 31, 2015 without exception.